FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated April 15, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX ENTERS INTO FIRM UNDERWRITING

FOR UP TO $7.5 MILLION OFFERING

Vancouver, BC, CANADA – February 19, 2004 – Micrologix Biotech Inc., a developer of anti-infective drugs (TSX: MBI; OTC: MGIXF), has entered into a firm underwriting with Canaccord Capital Corporation (“Canaccord”, “underwriter”) in which the underwriter has agreed to buy 5 million Units at a price of $1.00 per Unit, with an option to purchase up to 2.5 million additional Units for total gross proceeds of up to $7.5 million. Each Unit consists of one common share in the capital of Micrologix (a "Share") and one-half of one common share purchase warrant. Each whole warrant (a "Warrant") entitles the holder to purchase one Share at a price of $1.25 on or before 24 months from the closing date. Closing is expected to occur on or before March 4, 2004. The underwriting is subject to regulatory approval and customary closing conditions.

“We have increased our pipeline significantly over the past two years”, said Jim DeMesa, M.D., President and CEO of Micrologix.  “This deal augments our financial position, allowing us to continue maximizing progress in the highest priority programs in our growing portfolio of product opportunities.”

The proceeds from the financing will be used to fund the clinical development of the Company’s recently acquired Hepatitis C Virus (HCV) drug candidate, MBI-3253 (celgosivir), certain other development programs, and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any other securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company’s focus is toward anti-infective drug development with four product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

“Jim DeMesa”

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Email: jburke@mbiotech.com	Gino de Jesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements include, but are not limited to, our expectations that the offering will be successfully completed consistent with the terms outlined above. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: completion of the financing is subject to the satisfaction of customary closing conditions, as well as prevailing conditions in the capital markets. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: April 15, 2004